December 20, 2011

Via Edgar

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC  20549

Re:          Image Entertainment, Inc.
Form 10-K for the year ended March 31, 2011
Filed June 29, 2011
File No. 000-11071

Dear Ms. Cvrkel:

By letter dated September 22, 2011, the staff of the Securities and Exchange Commission (the “Commission”) provided comments to Image Entertainment, Inc. (the “Company”) in connection with its review of our annual report on Form 10-K for the fiscal year ended March 31, 2011.  By letter dated October 27, 2011, the Company responded to the September 22, 2011 comment letter.  By letter dated November 3, 2011, the staff provided one additional comment requesting clarification to a response in the Company’s first letter.  The Company is responding to the November 3, 2011 letter in the following numbered paragraph, which corresponds to the paragraph number in that letter.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended March 31, 2011
Statements of Cash Flows, page 43

1.
COMMENT:  We note from your response to our prior comment five that the valuation of the shares of common stock, shares of Series B Preferred, and shares of Series C Junior Participating Preferred Stock, issued in exchange for financial advisory and investment banking services, was conducted by an independent third-party valuation firm in connection with valuing the January 2010 change of control transaction.  However, it appears from your disclosure on page 45 that 1,250,000 shares of common stock were issued in exchange for financial advisory and investment banking services in the fiscal year 2011.  Please explain to us why you believe it is appropriate to use January 2010 stock valuation for stock issued in fiscal year 2011.  As part of your response, please tell us the date the shares of common stock were issued.

Securities and Exchange Commission
December 20, 2011

RESPONSE:  In January 2010, Image entered into an agreement to provide the shares of common stock, shares of Series B Preferred, and shares of Series C Junior Participating Preferred Stock in exchange for financial advisory and investment banking services.  Due to an organizational change in the financial advisory and investment banking services firm, which documentation was required by our transfer agent, we were unable to issue the shares of common stock until May 2010, which was in our fiscal year 2011.  The value of the preferred shares was expensed in fiscal year 2010, while the value of the common shares was accrued as a liability in fiscal year 2010 and expensed when the common shares were issued in fiscal year 2011.

If you have any questions or comments concerning the foregoing, please feel free to contact me directly at (818) 534-9219.

Sincerely,

/s/ JOHN P. AVAGLIANO

John P. Avagliano
Chief Operating Officer and Chief Financial Officer

JPA:dam

cc: Claire Erlanger, SEC Division of Corporate Finance